Filed by Victory Capital Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Janus Henderson Group plc

(Commission File No. 001-38103)

News Release

Victory Capital Responds to Janus Henderson Special Committee’s Continued Lack of Substantive Engagement Regarding Fully Financed, Actionable and Clearly Superior Proposal

Special Committee Continues to Support Deal with Trian Rather Than Maximizing Value for Shareholders

Real Risk to Shareholders is Being Forced to Accept a Lower Price and Preserve Transaction with Insider

Purported “Engagement” Consisted of One 32-Minute Interaction Only at the End of Special Committee’s Review

Victory Capital Remains Fully Committed to Pursuing Compelling Transaction

San Antonio, Texas, March 11, 2026 – Victory Capital Holdings, Inc. (NASDAQ: VCTR) (“Victory Capital” or the “Company”) today issued the following statement in response to the decision by the Special Committee of the Board of Directors of Janus Henderson Group plc (NYSE: JHG) (“Janus Henderson”) not to engage substantively with Victory Capital regarding its fully financed, actionable and clearly superior proposal:

“As fiduciaries, the Janus Henderson Special Committee must objectively evaluate superior alternatives for the benefit of all of its shareholders. The Special Committee has continued to support an inferior transaction with Trian, a financial buyer and company insider. The issues cited by the Special Committee to support its decision could be addressed through substantive engagement, and Victory Capital remains fully committed to pursuing this compelling opportunity.

Since Victory Capital submitted its first superior proposal in November 2025, the Special Committee’s sole “engagement” with Victory Capital over the past four months has merely consisted of a single 32-minute conversation with members of Victory Capital’s management team that was hastily scheduled at the end of the Special Committee’s review. The Special Committee provided no agenda for the call and requested that no advisors be included. The call was perfunctory, and the Special Committee was unwilling to meaningfully explore the operational, financial or transaction-specific considerations that it now cites as the basis for rejecting our proposal.

Victory Capital has a long track record of acquiring and successfully integrating investment management businesses while preserving investment autonomy, client continuity and brand strength. We have been clear that we intend to retain Janus Henderson’s investment talent, maintain the brand and minimize disruption for clients and employees. When Victory Capital has the opportunity to engage with Janus Henderson’s clients and employees, we are confident that they will see the benefits of the combined, global investment management business, which will have exceptional diversification, product and distribution capabilities and be better positioned to compete at scale against the largest asset managers in the world. We have doubts about whether the engagement with clients and employees cited by the Special Committee without our involvement reflects the superior value and long-term competitive positioning for Janus Henderson’s business, employees and clients.

We have also structured our proposal with a practical path to closing and are prepared to provide the Special Committee with detailed execution planning when given the opportunity to do so. Despite the lack of meaningful engagement to date and any ability to conduct due diligence, we have fully committed financing from two of the most reputable global banks.

When provided with the opportunity, we are confident that Janus Henderson shareholders will overwhelmingly vote in favor of Victory Capital’s transaction and satisfy the standard for approving a merger under Jersey law.

We remain fully committed to pursuing this compelling transaction.”

PJT Partners is serving as financial advisor to Victory Capital and Willkie Farr & Gallagher LLP is serving as legal advisor.

About Victory Capital

Victory Capital (NASDAQ: VCTR) is a diversified global asset management firm with $323.2 billion in total client assets, as of January 31, 2026. We serve institutional, intermediary, and individual clients through our Investment Franchises and Solutions Platform, which manage specialized investment strategies across traditional and alternative asset classes. Our differentiated approach combines the power of investment autonomy with the support of a robust, fully integrated operational and distribution platform. Clients have access to focused, top-tier investment talent equipped with comprehensive resources designed to deliver competitive long-term performance.

Victory Capital is headquartered in San Antonio, Texas. To learn more, visit www.vcm.com or follow us on Facebook, Twitter (X), and LinkedIn.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of applicable U.S. federal and non-U.S. securities laws. These statements may include, without limitation, any statements preceded by, followed by or including words such as “target,” “believe,” “expect,” “aim,” “intend,” “may,” “anticipate,” “assume,” “budget,” “continue,” “estimate,” “future,” “objective,” “outlook,” “plan,” “potential,” “predict,” “project,” “will,” “can have,” “likely,” “should,” “would,” “could” and other words and terms of similar meaning or the negative thereof and include, but are not limited to, statements regarding the outlook for Victory Capital Holdings, Inc.’s (“Victory Capital”) future business and financial performance. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors beyond Victory Capital’s control and could cause Victory Capital’s actual results, performance or achievements to be materially different from the expected results, performance or achievements expressed or implied by such forward-looking statements. All statements, other than historical facts, including statements regarding the ultimate outcome of discussions between Victory Capital and Janus Henderson Group plc (“Janus Henderson”), including the possibilities that Victory Capital will not pursue a transaction with Janus Henderson or that Janus Henderson will reject a transaction with Victory Capital; the ability of the parties to complete a transaction when expected or at all; the risk that the conditions to the closing of any proposed transaction, including receipt of required regulatory approvals, client consents and approval of Victory Capital’s or Janus Henderson’s stockholders, are not satisfied in a timely manner or at all; potential litigation related to any proposed transaction; the risk that disruption from the proposed transaction adversely affects the respective businesses and operations of Victory Capital and Janus Henderson; the expected benefits of any proposed transaction, such as expected revenue, EBITDA, EBITDA margin, and/or synergies, efficiencies or cost savings; growth potential of Victory Capital, Janus Henderson or a potentially combined company; diversified product offerings and expanded distribution; market profile and financial strength, including near term and long-term value for shareholders, and opportunities for long-term growth and value creation; potential adverse reactions or changes to client and other business relationships resulting from the announcement, pendency or completion of the transaction; the ability to retain key employees; the competitive ability and position of Victory Capital, Janus Henderson or a potentially combined company; the ability to effectively and efficiently integrate the companies; future plans and investments; and any assumptions underlying any of the foregoing, are forward-looking statements. Factors that may affect the future results of Victory Capital are set forth in Victory Capital’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including Victory Capital’s most recently filed Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the SEC, which are available on the SEC’s website at www.sec.gov. The risks and uncertainties described above and in Victory Capital’s most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q are not exclusive and further information concerning Victory Capital and its business, including factors that potentially could materially affect Victory Capital’s business, financial condition or operating results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward-looking statements, and not to place undue reliance on any forward-looking statements. Readers should also carefully review the risk factors described in other documents that Victory Capital files from time to time with the SEC. The forward-looking statements in these materials speak only as of the date of these materials. Except as required by law, Victory Capital assumes no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

This communication relates to a proposal which Victory Capital has made to the Special Committee of Janus Henderson’s Board of Directors for an acquisition of Janus Henderson. In furtherance of this proposal and subject to future developments, Victory Capital (and, if a negotiated transaction is agreed, Janus Henderson) may file one or more registration statements, proxy statements, tender offer statements or other documents with the SEC. This communication is not a substitute for any proxy statement, registration statement, tender offer statement, prospectus or other document Victory Capital and/or Janus Henderson may file with the SEC in connection with the proposed transactions.

INVESTORS AND SECURITY HOLDERS OF VICTORY CAPITAL AND JANUS HENDERSON ARE URGED TO READ ANY PROXY STATEMENT(S), REGISTRATION STATEMENT(S), TENDER OFFER STATEMENT, PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT VICTORY CAPITAL, JANUS HENDERSON AND THE PROPOSED TRANSACTION. Any definitive proxy statement(s) or prospectus(es) (if and when available) will be mailed to stockholders of Victory Capital and/or Janus Henderson, as applicable. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC by Victory Capital free of charge through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by Victory Capital (if and when available) will also be made available free of charge by accessing Victory Capital’s website at www.vcm.com.

Certain Information Regarding Participants

This communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC. Nonetheless, Victory Capital and its directors and certain of its executive officers and other members of management and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies in respect of any proposed transaction. Security holders may obtain information regarding the names, affiliations and interests of such individuals in Victory Capital’s definitive proxy statement for the 2025 annual meeting of stockholders, which was filed with the SEC on March 28, 2025 and certain of its Current Reports on Form 8-K. Additional information regarding the interests of such individuals in the proposed transaction will be included in one or more registration statements, proxy statements, tender offer statements or other documents filed with the SEC if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC’s website http://www.sec.gov and Victory Capital’s website at www.vcm.com.

Contacts:

Investors:

Matthew Dennis, CFA

Chief of Staff

Director, Investor Relations

216-898-2412

mdennis@vcm.com

Media:

Andy Brimmer / Richard M. Goldman / Maggie Carangelo

Joele Frank, Wilkinson Brimmer Katcher

(212) 355-4449

VictoryCapitalMedia@Joelefrank.com

OR

Jessica Davila

Director, Global Communications

210-694-9693

jessica_davila@vcm.com